Exhibit 99.2

In accordance with its normal practice, Imperial Tobacco Group will be issuing a trading update statement for the financial year to 30 September 2008.  It is intended that this will be on Wednesday 24 September 2008.

Preliminary results for the financial year are expected to be released on Tuesday 25 November 2008.

Enquiries

Alex Parsons, Head of Corporate Communications

+44 (0)117 933 7241

Simon Evans, Group Press Officer

+44 (0)117 933 7375

John Nelson-Smith, Investor Relations Manager

+44 (0)117 933 7032

Nicola Tate Investor Relations Manager

Telephone: +44 (0) 117 933 7082

Copies of our announcements are available on our website:  www.imperial-tobacco.com